

January 26, 2015

<u>Via E-mail</u>
Scott Kettle
Chief Executive Officer
Gawk Incorporated
5300 Melrose Avenue Suite 42
Los Angeles, CA 90038

>   **Re: Gawk Incorporated**
>   **Form 10-K for Fiscal Year Ended January 31, 2014**
>   **Filed August 7, 2014**
>   **Form 10-K/A for Fiscal Year Ended January 31, 2014**
>   **Filed September 3, 2014**
>   **Form 10-K/A for Fiscal Year Ended January 31, 2014**
>   **Filed January 7, 2015**
>   **File No. 333-180611**

Dear Mr. Kettle:

We have reviewed your letter dated January 4, 2015 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 18, 2014.

1. We note your response to our prior comment 2. We note that you did not include the amended exhibit in your Form 10-K/A filed September 2, 2014 in your Form 10-K/A filed January 7, 2015. Please revise your Form 10-K/A to include both the amended exhibit as well as the certifications that relate to that filing. Please also ensure that your certifications conform exactly to the language in Item 601(b)(31)(i) of Regulation S-K considering your Exhibit 31.2 to your Form 10-K/A filed January 7, 2015 still includes references to "small business issuer".

Scott Kettle
Gawk Incorporated
January 26, 2015
Page 2

   You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief